UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 4, 2015 (August 4, 2015)

TARGACEPT, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-51173	56-2020050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 North Main Street, Suite 1510 Winston-Salem, North Carolina	27101
(Address of principal executive offices)	(Zip Code)

(336) 480–2100

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On August 4, 2015, Targacept, Inc. (“Targacept” or the “Company”) announced that in connection with the proposed merger with Catalyst Biosciences, Inc. (“Catalyst”) contemplated by that certain Agreement and Plan of Merger dated March 5, 2015, as amended on May 6, 2015 and May 13, 2015 (the “Merger Agreement”), by and among the Company, Catalyst, and Talos Merger Sub, Inc., the Board of Directors of the Company approved a special dividend (the “Pre-Closing Dividend”) of an aggregate cash amount of $19,500,000 and non-interest bearing, redeemable convertible notes (the “Notes”) with an aggregate principal amount of $37,000,000.

At the option of the noteholder, at any time within 30 months of the closing of the merger, the Notes shall be redeemable into cash or convertible into shares of common stock of the post-merger combined company at a conversion rate of $1.31 per share ($9.19 per share as adjusted for the planned 7-for-1 Reverse Stock Split (defined below)), which represents 130% of the negotiated per-share value of Targacept’s assets following the anticipated Pre-Closing Dividend.

The Pre-Closing Dividend is contingent upon (i) the approval of the merger agreement and the issuance of Company common stock pursuant to the Merger Agreement; (ii) the approval of an amendment to the amended and restated certificate of incorporation of the Company (the “Charter”) to effect a reverse stock split of the Company common stock, at a ratio of one new share for every 7 shares outstanding (the “Reverse Stock Split”); and (iii) the approval of an amendment to the Charter to change the name “Targacept, Inc.” to “Catalyst Biosciences, Inc.” at the annual meeting of the Company’s stockholders to be held on August 18, 2015.

Subject to obtaining the approvals described above, the Pre-Closing Dividend will be paid on August 19, 2015 to stockholders of record as of the close of business on August 14, 2015 (the “Record Date”). The NASDAQ Global Select Market (“Nasdaq”) has announced that the ex-dividend date for the Pre-Closing Dividend will be the next business day after the payment date, which, subject to obtaining the approvals described above, is currently anticipated to be August 20, 2015. Any record holder of shares of the Company’s common stock as of the Record Date who sells such shares prior to the ex-dividend date assigned by Nasdaq will also sell their entitlement to the Pre-Closing Dividend.

A copy of the press release announcing the Pre-Closing Dividend is attached as exhibit 99.1 to this Current Report on Form 8-K.

Update to the Expected Members of the Compensation Committee Following the Merger

Targacept also notes that, following the closing of the merger, the members of the Compensation Committee of the Board of Directors of the combined company are expected to be Harold E. Selick (chairman), Jeff Himawan and Errol De Souza.

Item 9.01	Financial statements and Exhibits

(d)	The following exhibits are furnished with this report:

Exhibit Number	Description

99.1	Press Release dated August 4, 2015.

Additional Information and Where You Can Find It.

On July 28, 2015, the Company filed a proxy statement/prospectus/information statement in connection with the Merger. Investors and the Company’s stockholders are urged to carefully read the proxy statement/prospectus/information statement and other relevant material because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by the Company with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by the Company by going to Targacept’s corporate website at www.targacept.com or by written request sent to: Targacept, Inc., 100 North Main Street, Winston-Salem, North Carolina 27101, Attention: Chief Financial Officer. Investors and stockholders are urged to read the proxy statement/prospectus/information statement and the other relevant materials before making any voting decisions with respect to the merger.

Targacept and its directors and executive officers and Catalyst and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Targacept in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding certain of these persons and their beneficial ownership of Targacept common stock as of July 15, 2015 is also set forth in the proxy statement/prospectus/information statement.

Note Regarding Forward-Looking Statements

This document contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statement of historical facts, included in this press release regarding our strategy, future operations, future financial position, future revenue, projected expense, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of Targacept’s merger with Catalyst Biosciences, including the proposed dividend in connection therewith; the potential conversion of the convertible notes to be issued as part of the transaction; and expectations regarding voting by Targacept stockholders at the annual meeting. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Targacept makes, including the risks described in the “Risk Factors” section of the proxy statement/prospectus/information statement referred to above and Targacept’s periodic reports filed with the SEC. Targacept does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TARGACEPT, INC.

Date: August 4, 2015	/s/ Patrick C. Rock
Patrick C. Rock
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 4, 2015.